UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

PRG-SCHULTZ INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

69357C107

(CUSIP Number)

Murray A. Indick
Blum Capital Partners, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA 94133
(415) 434-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69357C107		SCHEDULE 13D	Page 2 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		BLUM CAPITAL PARTNERS, L.P. 94-3205364

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		California

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	9,851,903**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	9,851,903**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,851,903**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.1%**

14.	TYPE OF REPORTING PERSON		PN, IA

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 3 of 13

1.	NAME OF REPORTING PERSON		RICHARD C. BLUM & ASSOCIATES, INC.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-2967812

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		California

	NUMBER OF	7. SOLE VOTING POWER	- 0-

	SHARES	8. SHARED VOTING POWER	9,851,903**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	9,851,903**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,851,903**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.1%**

14.	TYPE OF REPORTING PERSON		CO

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 4 of 13

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP, L.L.C.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-3303831

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	9,851,903**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	9,851,903**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,851,903**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.1%**

14.	TYPE OF REPORTING PERSON		OO (Limited Liability Company)

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 5 of 13

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC PARTNERS II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-3395151

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	9,851,903**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	9,851,903**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,851,903**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.1%**

14.	TYPE OF REPORTING PERSON		PN

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 6 of 13

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP II, L.L.C.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		94-3395150

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	9,851,903**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	9,851,903**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,851,903**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.1%**

14.	TYPE OF REPORTING PERSON		OO (Limited Liability Company)

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107		SCHEDULE 13D	Page 7 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		RICHARD C. BLUM

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*		See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.

	NUMBER OF	7. SOLE VOTING POWER	-0-

	SHARES	8. SHARED VOTING POWER	9,851,903**

	BENEFICIALLY	9. SOLE DISPOSITIVE POWER	-0-

	OWNED BY EACH	10. SHARED DISPOSITIVE POWER	9,851,903**
PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,851,903**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.1%**

14.	TYPE OF REPORTING PERSON		IN

**	See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 8 of 13

Item 1.    Security and Issuer

This Amendment No. 5 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2002 by Blum Capital Partners, L.P., a California limited partnership, (“Blum L.P.”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP, L.L.C., a Delaware limited liability company (“Blum GP”); Blum Strategic GP II, L.L.C., a Delaware limited liability company (“Blum GP II”); Blum Strategic Partners II, L.P., a Delaware limited partnership (“Blum Strategic II”); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the “Reporting Persons”). This amendment to the Schedule 13D relates to an agreement to purchase shares of Common Stock of PRG-Schultz International, Inc., a Georgia corporation (the “Issuer”) in a privately-negotiated transaction, as described below, and certain related transactions involving the sellers, the Issuer, and others. The principal executive office and mailing address of the Issuer is 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is hereby supplemented as follows:

In addition to acting as general partner for Blum Strategic II, Blum GP II is the managing limited partner for Blum Strategic Partners II GmbH & Co. KG, a German limited partnership (“Blum Strategic II KG”).

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended as follows:

The source of funds for the purchases of securities in the transaction described in Items 4 and 6 below is the working capital of the Blum Strategic II and Blum Strategic II KG.

Item 4.    Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended as follows:

On August 16, 2002, the Reporting Persons entered into an agreement (the “Stock Purchase Agreement” attached hereto as Exhibit II and incorporated by reference herein) to purchase approximately 4.34 million shares of Issuer’s Common Stock at a price of $8.72 per share from Howard Schultz, the Chairman of the Issuer, Andrew Schultz, an executive vice president and director of the

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 9 of 13

Issuer, and certain of their affiliates (collectively referred to herein as the “Schultz Holders”.) Blum Strategic II and certain affiliates also entered into, or received, various documents from the Issuer, which were described in a press release dated August 19, 2002. The press release was filed on that date by the Issuer on Form 8-K. The Issuer also delivered to Blum Strategic II on August 16, 2002 a letter attached hereto as Exhibit III and incorporated by reference herein. Upon the closing of the transaction, the Reporting Persons would beneficially own approximately 20.4% of the outstanding Common Stock, assuming that the Reporting Persons fully converted their Convertible Notes into Common Stock (reference is made to prior filings by the Reporting Persons).

As described by the Issuer, the Schultz Holders also agreed to sell approximately 4.34 million shares of the Issuer’s Common Stock to certain affiliates of Berkshire Partners LLC (“Berkshire”). The Reporting Persons disclaim membership in a group with Berkshire and disclaim beneficial ownership of any of the shares that Berkshire currently holds or intends to acquire in the future.

Consummation of the transactions contemplated by the Stock Purchase Agreement is subject to certain conditions including but not limited to the Reporting Persons receiving certain fully executed agreements (“Additional Agreements”) that are described in the Stock Purchase Agreement and are attached to the Stock Purchase Agreement. Certain of the Additional Agreements are referred to below. Closing is also subject to expiration of the applicable waiting period or required approval under the Hart-Scott-Rodino Act (“HSR”). Blum Strategic II has been notified that “early termination” was granted by the Federal Trade Commission, thus satisfying the HSR closing condition.

To facilitate the transaction, the Issuer approved an amendment to its “poison pill” permitting the Reporting Persons to acquire beneficial ownership of the Company’s shares in excess of 15% (see Exhibit K of the Additional Agreements and Exhibit III hereto) and required the Reporting Persons to enter into a Standstill Agreement (see Exhibit J of the Additional Agreements, reflecting an Amended and Restated Standstill Agreement dated August 21, 2002). The Issuer and the Reporting Persons also agreed to execute, at the closing, a Registration Rights Agreement that provides the Reporting Persons with certain registration rights for all of the shares of Common Stock they presently own, including those shares of Common Stock that could be converted from Convertible Notes held by some of the Reporting Persons. (See Exhibit B of the Additional Agreements.)

In addition, Blum Strategic II and Blum Strategic II KG agreed to lend, at the closing, to one of the Schultz Holders approximately $12.6 million secured by 1.45 million pledged shares of Common Stock (“Secured Promissory Note,” see Exhibit D of the Additional Agreements.) Berkshire has agreed to enter into a similar arrangement with one of the Schultz Holders. The Issuer has also entered into two option agreements (the “Option Agreements”) to purchase shares of Common Stock from the Schultz holders that are collateralized by the Secured Promissory Note and a similar note to Berkshire. The Issuer’s call option with respect to the shares collateralized by the Secured Promissory

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 10 of 13

Note is Exhibit F of the Additional Agreements. To the extent the Schultz Holders transfer more shares to the Reporting Persons pursuant to the Secured Promissory Note than they transfer to Berkshire under an instrument similar to the Secured Promissory Note, the Reporting Persons have granted Berkshire the right to purchase from the Reporting Persons a number of shares so as to equalize the number of shares purchased by Berkshire and Blum Strategic II pursuant to the transactions (see Exhibit G of the Additional Agreements).

The information set forth in this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement (attached hereto as Exhibit II) and the Additional Agreements attached to the Stock Purchase Agreement.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b)  According to information furnished to the Reporting Persons by the Issuer, there were 64,571,944 shares of Common Stock issued and outstanding as of July 31, 2002. Based on such information, the Reporting Persons report direct holdings as follows:

(i)  Blum L.P. and RCBA Inc. report holdings of 1,756,400 of the Common Stock on behalf of the limited partnerships for which Blum L.P. serves as the general partner and Blum L.P.’s investment advisory clients, which represents 2.7% of the outstanding shares of the Common Stock; (ii) Blum GP reports holdings of 117,700 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; (iii) Blum GP II reports holdings of 2,691,043 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 4.2% of the outstanding shares of the Common Stock; and (iv) Mr. Blum reports the aggregate of these shares for a total of 4,565,143 shares of the Common Stock, which represents 7.1% of the outstanding shares of the Common Stock.

In addition, because Blum L.P. has voting and investment power with respect to 118,800 shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund (“The Common Fund”), those shares are reported as beneficially owned by Blum L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 4,683,943 shares of the Common Stock, which is 7.3% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 11 of 13

securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power.

In addition to the foregoing, in the event that the Reporting Persons converted the Convertible Notes into Common Stock (see the Schedule 13D Amendment Number 2, filed by the Reporting Persons on December 5, 2001), the Reporting Persons would be deemed to have beneficial ownership of an additional 9,851,903 shares, and the Issuer would be deemed to have 69,739,904 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 14.1% of the Common Stock, as follows:

(i)  Blum L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,986,375 shares, which represents 7.1% on an as converted basis;

(ii)  Blum GP II would be deemed to have beneficial ownership of 4,629,028 shares, which represents 6.6% on an as converted basis;

(iii)  Blum GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.2% on an as converted basis; and

(iv)  Mr. Blum might be deemed to have beneficial ownership of 9,851,903 shares, which represents 14.1% on an as converted basis.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II, except to the extent of any pecuniary interest therein.

(c), (d) and (e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to Schedule 13D is hereby amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) with respect to the Stock Purchase Agreement, certain

CUSIP NO. 69357C107                                                  SCHEDULE 13D                                                  Page 12 of 13

Additional Agreements discussed in Items 4, and all of the documents attached hereto in Exhibits II and III, or (iii) as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of The Common Fund.

Item 7.    Material to be Filed as Exhibits

Exhibit I    Joint Filing Undertaking

Exhibit II    Stock Purchase Agreement

Exhibit III    Letter from the Issuer to Blum Strategic Partners II, L.P. dated August 16, 2002

CUSIP NO. 69357C107                                                          SCHEDULE 13D                                                          Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    August 26, 2002

RICHARD C. BLUM & ASSOCIATES, INC.		BLUM CAPITAL PARTNERS, L.P. By: Richard C. Blum & Associates, Inc. its General Partner

By	/S/ MURRAY A. INDICK	By	/S/ MURRAY A. INDICK
	Murray A. Indick Partner, General Counsel and Secretary		Murray A. Indick Partner, General Counsel and Secretary

BLUM STRATEGIC GP, L.L.C.		RICHARD C. BLUM

By	/S/ MURRAY A. INDICK	By	/S/ MURRAY A. INDICK
	Murray A. Indick, Member		Murray A. Indick, Attorney-in-Fact

BLUM STRATEGIC GP II, L.L.C.		BLUM STRATEGIC PARTNERS II, L.P. By: Blum Strategic GP II, L.L.C., its General Partner

By	/S/ MURRAY A. INDICK	By	/S/ MURRAY A. INDICK
	Murray A. Indick, Member		Murray A. Indick, Member